Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

This Amendment to Rights Agreement (this “Amendment”), dated as of May 29, 2008, between Kintera, Inc., a Delaware corporation (the “Company”), and Computershare (formerly U.S. Stock Transfer Corporation), as Rights Agent (the “Rights Agent”), amends that certain Rights Agreement, dated as of January 25, 2006, by and between the Company and the Rights Agent (the “Rights Agreement”).

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company may, and the Rights Agent shall if the Company so directs, from time to time supplement or amend any provision of the Rights Agreement, under certain circumstances; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company.

In consideration of the foregoing and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree as follows:

1.	Section 1(a)(i) of the Rights Agreement is hereby amended by adding the following subclause (H) to the end of that section:

“and; (H) Blackbaud, Inc., a Delaware corporation (“Blackbaud”), or any Affiliate thereof, including Eucalyptus Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Blackbaud (“Merger Sub”), shall not become an “Acquiring Person” as a result of (i) the approval, execution or delivery of that certain Agreement and Plan of Merger, dated as of May 29, 2008, by and among the Company, Blackbaud and Merger Sub (as the same may be amended from time to time, the “Merger Agreement”), including the approval, execution and delivery of any amendments thereto, (ii) the consummation of the Offer or the Merger pursuant to, and as defined in, the Merger Agreement, (iii) the acceptance for payment and purchase or tender of Company Shares pursuant to the Merger Agreement, (iv) the announcement of the Merger Agreement, the Offer or the Merger, or (v) the consummation of any other transaction contemplated by the Merger Agreement.”

2.	Section 1(a)(ii) of the Rights Agreement is hereby amended by replacing the final sentence thereto with the following sentence:

“Each Person identified in subclauses (A), (B), (C), (D), (E), (F), (G) and (H) of this Section 1(a)(i) is individually an “Exempt Person” and collectively “Exempt Persons.”

3.	Section 11(a)(ii) of the Rights Agreement is hereby amended by adding as the final sentence thereof the following:

“For purposes of clarity, notwithstanding anything in this Agreement to the contrary, this Section 11(a)(ii) shall not be deemed to apply to, and a Section 11(a)(ii) Event shall not have occurred with respect to, any of the following: (i) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of the amendments thereto, (ii) the consummation of the Offer or the Merger pursuant to, and as defined in, the Merger Agreement, (iii) the acceptance for payment and purchase or tender of Shares pursuant to the Merger Agreement, (iv) the announcement of the Merger Agreement, the Offer or the Merger, or (v) the consummation of any other transaction contemplated by the Merger Agreement.”

4.	Section 13(a) of the Rights Agreement is hereby amended by adding as the final sentence thereof the following:

“For purposes of clarity, notwithstanding anything in this Agreement to the contrary, none of the events described in clauses (x) through (z) of the first sentence of this Section 13(a) shall be deemed to have occurred solely as a result of, and a Section 13 Event shall not be deemed to have occurred in connection with, (i) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (ii) the consummation of the Offer or the Merger pursuant to, and as defined in, the Merger Agreement, (iii) the acceptance for payment and purchase or tender of Shares pursuant to the Merger Agreement, (iv) the announcement of the Merger Agreement, the Offer or the Merger, or (v) the consummation of any other transaction contemplated by the Merger Agreement.”

5.	This Amendment shall be deemed effective as of, and immediately prior to, the execution and delivery of the Merger Agreement. Except as expressly amended hereby, the Rights Agreement remains in full force and effect in accordance with its terms.

6.	This Amendment to the Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

7.	This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

8.	Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

9.	Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Rights Agreement to be duly executed as of the day and year first above written.

KINTERA, INC.

By:	/s/ Richard LaBarbera
Name: Richard LaBarbera Title: President and Chief Executive Officer

COMPUTERSHARE as Rights Agent

By:
Name: Title: